Exhibit 99.4

SATYAM COMPUTER SERVICES LIMITED
STATEMENT ON SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Company is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, UK, Japan, Singapore, Australia, China, Malaysia, Hong Kong, Germany, Korea and Dubai. The range of services offered by it, either on a "time and material" basis or "fixed price", includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

a) Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b) Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c) Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a "time and material" basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting, unless work completed cannot be reasonably estimated. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d) Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

	Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives

Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e) Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired.

f) Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments

g) Foreign Currency Translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognised in the profit and loss account.

Foreign Branches:

All revenue and expense transactions during the year are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction. Balance in 'head office account', whether debit or credit, is reported at the amount of the balance in the 'branch account' in the books of the head office after adjusting for unresponded transactions. Net gain/loss on foreign currency translation is recognised in the profit and loss account.

h) Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

i) Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j) Earnings Per Share

The earnings considered in ascertaining the Company's EPS comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k) Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

l) Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

SATYAM COMPUTER SERVICES LIMITED

BALANCE SHEET
as at December 31, 2002

	Schedule Reference	As at 31.12.2002	As at 31.12.2001	As at 31.03.2002
			Rs. in Lakhs	
I. Sources of Funds:				
1. Shareholders' Funds				
(a) Share Capital	1	6,290.84	6,290.80	6,290.80
(b) Reserves and Surplus	2	218,584.49	181,475.40	186,748.50
		224,875.33	**187,766.20**	**193,039.30**
2. Loan Funds				
Secured Loans	3	704.93	618.24	584.57
		225,580.26	**188,384.44**	**193,623.87**
II. Application of Funds:				
1. Fixed Assets	4			
(a) Gross Block		76,455.78	67,342.31	73,924.86
(b) Less: Depreciation		46,213.16	34,343.49	37,442.00
(c) Net Block		**30,242.62**	**32,998.82**	**36,482.86**
(d) Capital Work in Progress		3,595.47	4,869.83	3,806.56
		33,838.09	**37,868.65**	**40,289.42**
2. Investments	5	14,192.15	15,180.75	14,024.58
3. Current Assets, Loans and Advances				
(a) Sundry Debtors	6	45,730.67	39,678.93	39,561.13
(b) Cash and Bank Balances	7	141,114.74	99,354.26	109,834.13
(c) Loans and Advances	8	18,335.91	14,135.42	12,925.85
		205,181.32	**153,168.61**	**162,321.11**
Less: Current Liabilities and Provisions				
(a) Current Liabilities	9	21,103.36	14,034.29	16,474.81
(b) Provisions	10	6,681.65	3,940.47	6,470.16
		27,785.01	**17,974.76**	**22,944.97**
Net Current Assets		**177,396.31**	**135,193.85**	**139,376.14**
4. Deferred Tax Assets/(Liabilities)	11	153.71	141.19	(66.27)
		225,580.26	**188,384.44**	**193,623.87**
Notes to Accounts	16			

4

The schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to
in our report of even date.   for and on behalf of the Board of Directors

S. Gopalakrishnan   **B. Ramalinga Raju**   **B. Rama Raju**
Partner   Chairman   Managing Director
for and on behalf of
PriceWaterhouse
Chartered Accountants

                                   V. Srinivas   **G. Jayaraman**
                                   Director   Vice President (Corp. Affairs)
                                   & Sr. Vice President—Finance   & Company Secretary

Place: Secunderabad   Place: Secunderabad
Date: January 23, 2003   Date: January 23, 2003

SATYAM COMPUTER SERVICES LIMITED

PROFIT AND LOSS ACCOUNT
for the period and nine months ended December 31, 2002

	Schedule Reference	Quarter Ended 31.12.2002	Quarter Ended 31.12.2001	Nine months Ended 31.12.2002	Nine months Ended 31.12.2001	Year Ended 31.03.2002
				Rs. in Lakhs		
Income						
Services						
—Exports		51,733.55	43,155.05	146,904.95	125,110.69	170,307.88
—Domestic		492.75	421.92	1,616.65	2,319.75	2,886.37
Other Income	12	(76.25)	1,023.75	1,281.62	4,623.18	7,115.28
		52,150.05	44,600.72	149,803.22	132,053.62	180,309.53
Expenditure						
Personnel Expenses	13	24,522.63	20,194.96	71,928.32	55,567.52	78,906.42
Operating and Administration Expenses	14	11,761.33	8,883.37	30,736.56	27,747.77	36,171.60
Financial Expenses	15	19.29	45.28	53.09	931.49	959.53
Depreciation		3,042.12	3,063.55	9,300.17	8,289.45	11,745.83
....		39,345.37	32,187.16	112,018.14	92,536.23	127,783.38
Profit Before Taxation and Non-recurring/ Extraordinary Items		12,804.68	12,413.56	37,785.08	39,517.39	52,526.15
Provision for Taxation—Current		1,315.00	600.00	3,665.00	2,171.11	2,996.11
—Deferred		(190.32)	(129.49)	(219.98)	(151.25)	57.19
—Earlier years		6.22	—	6.22	—	460.00
Profit After Taxation and Before Non-recurring/ Extraordinary Items		11,673.78	11,943.05	34,333.84	37,497.53	49,012.85
—Provision for losses in subsidiaries		—	—	—	—	4,075.32
Profit after Taxation and Non-recurring/ Extraordinary Items		11,673.78	11,943.05	34,333.84	37,497.53	44,937.53
Add: Balance brought forward from previous year		116,738.31	84,156.41	96,594.57	60,312.90	60,312.90
Profit Available for Appropriation		128,412.09	96,099.46	130,928.41	97,810.43	105,250.43
Appropriations :						
Interim Dividend @ Rs. 0.80 per Equity Share of Rs. 2 each (2001—Rs. 0.50 per Equity Share)		—	—	2,516.32	1,552.60	1,552.60
Final Dividend @ Rs. 0.70 per Equity Share of Rs. 2 each		—	—	—	—	2,173.64
Tax on distributed profits		—	—	—	158.37	158.37
Transfer to General Reserve		—	—	—	—	5,000.00
Forfeiture of Share Warrants—Upfront Consideration		—	—	—	—	(228.75)
Balance carried to Balance Sheet		128,412.09	96,099.46	128,412.09	96,099.46	96,594.57
Earnings Per Share before Non-recurring and Extraordinary items (Rs. per equity share of Rs. 2 each)						
Basic		3.71	3.80	10.92	12.13	15.78
Diluted		3.70	3.80	10.89	12.13	15.77
Earnings Per Share after Non-recurring and Extraordinary items (Rs. per equity share of Rs. 2 each)						
Basic		3.71	3.80	10.92	12.13	14.47
Diluted		3.70	3.80	10.89	12.13	14.46
No. of Shares used in computing Earnings Per Share						
Basic		314,541,457	314,540,000	314,540,598	309,204,000	310,519,726
Diluted		315,291,458	314,555,279	315,285,571	309,209,363	310,786,343
Notes to Accounts	16					

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.

for and on behalf of the Board of Directors

S. Gopalakrishnan	**B. Ramalinga Raju**	**B. Rama Raju**
Partner	Chairman	Managing Director
for and on behalf of		
PriceWaterhouse		
Chartered Accountants		

V. Srinivas
Director
& Sr. Vice President—Finance

G. Jayaraman
Vice President (Corp. Affairs)
& Company Secretary

Place: Secunderabad
Date: January 23, 2003

Place: Secunderabad
Date: January 23, 2003

SATYAM COMPUTER SERVICES LIMITED

SCHEDULES FORMING PART OF THE BALANCE SHEET

	As at 31.12.2002	As at 31.12.2001	As at 31.03.2002
		Rs. in Lakhs	
1. Share Capital			
Authorised :	7,500.00	7,500.00	7,500.00
37,50,00,000 Equity Shares of Rs. 2 each (2001-37,50,00,000 Equity Shares of Rs. 2 each)			
Issued and Subscribed :	6,290.84	6,290.80	6,290.80
31,45,42,000 Equity Shares of Rs. 2 each fully paid-up (2001-31,45,40,000 Equity Shares of Rs. 2 each fully paid-up)			
Out of the above: {40,00,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited}			
{14,05,95,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company}			
{3,33,50,000 Equity Shares of Rs. 2 each fully paid-up represent 1,66,75,000 American Depository Shares}			
{2,000 Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan-B}			
2. Reserves and Surplus			
Share Premium Account			
As at the commencement of the year	78,706.44	8,693.60	8,693.60
Add: Received on account of further issue	3.41	75,327.81	75,327.81
	78,709.85	84,021.41	84,021.41
Less: ADS issue expenses	—	5,314.97	5,314.97
	78,709.85	78,706.44	78,706.44
General Reserve			
As at the commencement of the year	11,390.92	6,400.00	6,400.00
Add: Transfer from the Profit and Loss Account	—	—	5,000.00
	11,390.92	6,400.00	11,400.00
Less: Accumulated Deferred Tax Expense	—	10.06	9.08
	11,390.92	6,389.94	11,390.92
	—	—	—
Share Warrants—Upfront Consideration	—	228.75	228.75
Less: Transfer to the Profit and Loss Account	—	—	228.75
	—	228.75	—
Employee Stock Options			
Employee Stock Options Outstanding	93.04	104.56	99.58
Less: Deferred Employee Compensation	21.41	53.75	43.01
	71.63	50.81	56.57
Balance in Profit and Loss Account	128,412.09	96,099.46	96,594.57
	218,584.49	181,475.40	186,748.50
3. Secured Loans			
Other Loans	704.93	618.24	584.57
	704.93	618.24	584.57

SATYAM COMPUTER SERVICES LIMITED

SCHEDULES FORMING PART OF THE BALANCE SHEET—(Continued)

4. **Fixed Assets**

	Gross Block				Depreciation				Net Block	
Description	Cost as at 01.04.2002	Additions during the period	Deletions / Discarded during the period	Cost as at 31.12.2002	As at 01.04.2002	For the period	Deletions/ Discarded during the period	As at 31.12.2002	As at 31.12.2002	As at 31.03.2002
				Rs. in Lakhs						
1. Goodwill	835.33	—	—	835.33	—	—	—	—	835.33	835.33
2. Land & Land Development										
—Freehold	1,813.90	—	—	1,813.90	—	—	—	—	1,813.90	1,813.90
—Leasehold	813.30	—	—	813.30	0.78	0.30	—	1.08	812.22	812.52
3. Buildings*	3,875.13	157.02	—	4,032.15	559.46	108.26	—	667.72	3,364.43	3,315.67
4. Plant and Machinery .... (Including Computers and Software)	52,796.45	2,017.48	483.43	54,330.50	29,309.33	7,353.48	482.32	36,180.49	18,150.01	23,487.12
5. Office Equipment	909.58	108.20	0.35	1,017.43	523.31	120.70	0.36	643.65	373.78	386.27
6 Furniture, Fixtures and Interiors	11,604.20	368.06	—	11,972.26	6,663.73	1,498.63	—	8,162.36	3,809.90	4,940.47
7. Vehicles	1,276.97	470.65	106.71	1,640.91	385.39	218.80	46.33	557.86	1,083.05	891.58
Total	**73,924.86**	**3,121.41**	**590.49**	**76,455.78**	**37,442.00**	**9,300.17**	**529.01**	**46,213.16**	**30,242.62**	**36,482.86**
As at 31.12.2001	**54,584.72**	**12,996.34**	**238.75**	**67,342.31**	**26,167.66**	**8,289.45**	**113.62**	**34,343.49**	**32,998.82**	

* Includes Rs. 382.73 Lakhs constructed on leasehold land (2001—Rs. 382.73 Lakhs).

	As at 31.12.2002		As at 31.12.2001	As at 31.03.2002	
			Rs. in Lakhs		
5. Investments					
Long Term					
Trade (Unquoted)					
Satyam GE Software Services Private Limited (1,062,500 Equity Shares of Rs. 10 each, fully paid-up) (Sold during the period)		—	106.25		106.25
Jasdic Park Company (480 Shares of J Yen 50,000 each, fully paid-up)	75.18				
Less: Provision for dimunition	75.18	—	75.18		75.18
In Touch Technologies Limited (833,333 Shares of 20 US cents each, fully paid-up)		1,090.18	1,090.18		1,090.18
Satyam Venture Engineering Services Private Limited (3,544,480 Shares of Rs. 10 each, fully paid-up)		354.45	354.45		354.45
Medbiquitious Services Inc., (3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up)		157.08	157.08		157.08
Avante Global LLC., (577,917 class ‘A’ units representing a total value of US Dollars 540,750)		254.36	254.36		254.36
CA Satyam ASP Private Limited (4,773,495 Equity Shares of Rs. 10 each, fully paid-up) (Subscribed during the period 2,439,995 Equity Shares of Rs.10 each)		477.35	233.35		233.35
Other than Trade (Quoted)					
BOB Mutual Fund 50,000 Units of Rs. 10 each in BOB Growth ‘95		—	5.00		—
Investments in subsidiary companies					
Satyam (Europe) Limited (1,000,000 Equity Shares of 1 GBP each, fully paid-up)	698.04			698.04	
Less: Provision for losses	698.04	—	698.04	698.04	—
Satyam Japan KK (200 Common Stock of J Yen 50,000 each, fully paid-up)	41.69			41.69	
Less: Provision for losses	41.69	—	41.69	41.69	—
Satyam Asia Pte Limited (400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up)	102.61		—	102.61	
Less: Provision for losses	102.61	—	102.61	102.61	—
Dr. Millennium, Inc., (710,000 Common Stock of 1 US Dollar each, fully paid-up)	308.83			308.83	
Less: Received on account of reduction of Share Capital	298.62			298.62	
Less: Provision for losses	10.21	—	308.83	10.21	—
SIFY Limited * (12,182,600 Equity Shares of Rs. 10 each, fully paid-up)		2,400.63	2,400.63		2,400.63
VisionCompass, Inc., (425,000,000 Common Stock of 1 US Cent each, fully paid-up)		8,993.91	8,993.91		8,993.91
Satyam Ideaedge Technologies Private Limited (10,000 Equity Shares of Rs. 10 each, fully paid-up)		1.00	1.00		1.00
Satyam Manufacturing Technologies Inc., (76,000 Common Stock of 1 US Cent each, fully paid-up)		358.19	358.19		358.19
Nipuna Services Limited (Subscribed during the period 50,000 Equity Shares of Rs. 10 each, fully paid-up)		5.00	—		—
Current Investments (Other than trade—Quoted)					
HSBC Cash Fund—Growth (Subscribed during the period 1,000,000 units of Rs. 10 each fully paid-up)		100.00	—		—
		14,192.15	15,180.75		14,024.58

* Ceased to exist as a subsidiary w.e.f December 9, 2002. Refer Note (d) in Schedule 16

Details of Current Investments (Other than Trade Quoted) purchased and sold during the period

55,00,000 units of Rs. 10 each fully paid-up in Zurich India Liquidity Fund—Savings Plan—Growth
50,00,000 units of Rs. 10 each fully paid-up in DSP Merrill Lynch Short term fund—Growth

SATYAM COMPUTER SERVICES LIMITED

SCHEDULES FORMING PART OF THE BALANCE SHEET—(Continued)

	As at 31.12.2002	As at 31.12.2001	As at 31.03.2002
	Rs. in Lakhs		

6. Sundry Debtors (Unsecured)

	As at 31.12.2002	As at 31.12.2001	As at 31.03.2002
Considered good *			
(a) Over six months old	1,929.40	2,486.51	974.80
(b) Other debts	43,801.27	37,192.42	38,586.33
	45,730.67	39,678.93	39,561.13
Considered doubtful **	5,752.15	2,927.98	4,969.43
	51,482.82	42,606.91	44,530.56
Less: Provision for doubtful debts **	5,752.15	2,927.98	4,969.43
	45,730.67	**39,678.93**	**39,561.13**

* Debtors include dues from Subsidiaries Rs. 3,573.96 Lakhs
(2001—Rs. 3,698.72 Lakhs) and Unbilled Revenue Rs. 1,566.05 Lakhs
(2001—Rs. 1,562.12 Lakhs)
** Includes due from subsidiaries Rs. 1,889.15 Lakhs (2001—Nil)

7. Cash and Bank Balances*

	As at 31.12.2002	As at 31.12.2001	As at 31.03.2002
Cash and Cheques on hand	20.34	15.04	17.54
Balances with Scheduled Banks			
— On Current Accounts	11,898.72	12,593.85	25,063.17
— On Deposit Accounts	126,100.30	79,954.93	82,055.24
Unclaimed Dividend Accounts	407.95	365.16	206.94
Balances with Non-Scheduled Banks on Current Accounts			
Citibank NA, Chicago	3.41	3.45	3.50
Citibank NA, Dubai	37.08	22.66	69.59
Citibank NA, Hong Kong	11.62	23.95	21.99
Citibank NA, Kualalumpur	24.40	14.26	2.54
Citibank NA, London	219.36	327.37	253.20
Citibank NA, New York	3.61	—	189.15
Citibank NA, Seoul	38.32	—	—
Citibank NA, Singapore	237.61	104.88	93.22
Citibank NA, Sydney	218.27	234.45	235.99
Dresdner Bank, Saarbruecken	15.58	45.68	7.67
First Union National Bank, Atlanta	0.27	0.37	0.32
First Union National Bank, New Jersey	85.84	371.38	44.48
Honkong and Shanghai Banking Corporation, London	129.29	—	—
Honkong and Shanghai Banking Corporation, Shanghai	3.75	—	—
Mitsui Sumitomo Bank, Tokyo	200.45	91.64	177.16
United Bank, Vienna	101.09	225.29	18.09
Balances with Non-Scheduled Banks on Deposit Accounts			
Banque National De Paris, Mauritius	—	1,356.97	1,374.34
Barclays Bank Plc, Mauritius	1,357.48	—	—
Citibank NA, New York	—	1,387.57	—
Honkong and Shanghai Banking Corporation, New York	—	2,215.36	—
	141,114.74	**99,354.26**	**109,834.13**

* {Includes unutilised amount of ADS issue proceeds—Rs. 43,050.89 Lakhs. (2001—Rs. 45,083.25 Lakhs)}

8. Loans and Advances @

	As at 31.12.2002	As at 31.12.2001	As at 31.03.2002
(Considered good unless otherwise stated)			
Secured —Loans	45.57	41.12	37.09
Unsecured—Advances recoverable in cash or in kind or for value to be received*	15,756.02	12,126.76	10,900.67
— Deposits	2,083.75	1,783.63	1,811.25
Considered doubtful—Advances **	2,015.28	666.16	2,015.28
Interest accrued on Deposits	450.57	183.91	176.84
	20,351.19	14,801.58	14,941.13
Less: Provision for doubtful Advances **	2,015.28	666.16	2,015.28
	18,335.91	**14,135.42**	**12,925.85**

* Includes advance and share application money to subsidiaries Rs.7,578.55 Lakhs (2001—Rs. 8,382.56 Lakhs)
** Includes due from subsidiaries Rs.1,333.63 Lakhs (2001—Nil)
@ Includes Rs. 58.73 Lakhs due from Key Management Personnel (2001—Rs. 131.04 Lakhs)

		As at 31.12.2002	As at 31.12.2001	As at 31.03.2002
		Rs. in Lakhs		
9.	**Current Liabilities**			
	Sundry Creditors			
	— Dues to small scale industrial undertakings	—	—	—
	— Dues to other than small scale industrial undertakings	17,872.28	12,117.34	14,195.96
	Advances from Customers	1,316.56	578.08	760.31
	Investor Education Protection Fund —Unclaimed Dividend	407.95	365.16	206.94
	Interest accrued but not due on loans	—	—	4.49
	Other Liabilities	1,506.57	973.71	1,307.11
		21,103.36	**14,034.29**	**16,474.81**
10.	**Provisions**			
	Provision for Taxation (Less payments)	5,477.43	3,069.85	3,305.29
	Proposed Dividend	—	—	2,173.64
	Provision for Post Project Execution Warranty	47.08	47.08	47.08
	Provision for Gratuity and Leave Encashment	1,157.14	823.54	944.15
		6,681.65	**3,940.47**	**6,470.16**
11.	**Deferred Tax Assets/(Liabilities)**			
	Debtors	547.94	486.42	484.65
	Advances	75.85	78.54	56.23
	Fixed Assets	(895.33)	(717.78)	(923.62)
	Others	425.25	294.01	316.47
		153.71	**141.19**	**(66.27)**

SATYAM COMPUTER SERVICES LIMITED

SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT

	Quarter Ended 31.12.2002	Quarter Ended 31.12.2001	Nine Months Ended 31.12.2002	Nine Months Ended 31.12.2001	Year Ended 31.03.2002
			Rs. in Lakhs		
12. Other Income					
Interest on deposits—Gross	638.99	302.39	1,257.15	1,110.58	1,410.88
(Tax Deducted at Source Rs. 107.68 Lakhs; 2001—Rs. 4.04 Lakhs)					
Profit on sale of current investments—Trade	4.38	—	4.38	—	7.99
Gain/(Loss) on exchange fluctuations (net)	(796.10)	634.81	(1,940.71)	3,351.32	5,156.18
Profit on sale of Long term investment	—	—	1,833.55	—	—
Provision no longer required written back	—	—	—	—	329.22
Miscellaneous income	76.48	86.55	127.25	161.28	211.01
	(76.25)	**1,023.75**	**1,281.62**	**4,623.18**	**7,115.28**
13. Personnel Expenses					
Salaries and bonus	23,036.64	18,906.75	67,302.81	52,013.74	73,758.75
Contribution to provident and other funds	1,271.14	1,149.60	4,045.53	3,193.65	4,616.25
Staff welfare expenses	209.30	135.18	564.92	340.41	505.95
Employee stock compensation expense	5.55	3.43	15.06	19.72	25.47
	24,522.63	**20,194.96**	**71,928.32**	**55,567.52**	**78,906.42**
14. Operating and Administration Expenses					
Rent	969.32	811.57	2,837.66	2,431.24	3,451.28
Rates and taxes	107.76	20.78	239.90	133.93	324.86
Insurance	247.69	61.14	500.64	242.65	295.30
Travelling and conveyance	4,095.23	2,271.27	10,681.53	7,696.97	10,193.09
Communication	951.43	904.17	2,722.68	2,478.10	3,360.09
Printing and stationery	62.73	66.51	260.07	247.47	313.25
Power and fuel	299.83	248.58	900.49	828.74	1,089.00
Advertising	49.55	32.14	191.67	54.66	128.32
Marketing expenses	1,277.59	497.20	2,707.30	2,272.12	3,132.35
Repairs and maintenance					
— Buildings	42.01	4.35	66.50	5.70	7.52
— Machinery	196.84	169.92	500.13	322.00	470.26
— Others	223.66	228.81	612.44	631.55	846.97
Security services	28.23	27.68	80.01	85.52	114.61
Legal and professional charges	1,389.49	1,512.01	2,923.19	5,413.65	5,630.79
Provision for doubtful debts and advances	276.81	797.05	782.72	1,880.01	2,047.31
Fixed Assets sold and discarded (net)	12.07	30.56	3.79	42.59	(63.28)
Loss on sale of long term Investments	—	—	—	—	0.82
Provision for dimunition in value of long term Investment	—	—	75.18	—	—
Directors' sitting fees	0.65	0.55	1.85	1.75	2.55
Auditors' remuneration	17.62	13.31	49.88	36.93	47.25
Donations and contributions	6.78	3.45	13.93	11.98	14.69
Subscriptions	56.73	25.73	181.75	48.69	123.22
Training and development	109.55	161.90	422.65	503.49	618.10
Research and development	136.07	208.15	303.68	410.25	577.52
Software charges	613.67	317.30	2,050.52	725.46	1,535.67
Managerial remuneration					
— Salaries	8.70	8.70	26.10	26.10	34.80
— Commission	—	—	—	—	34.80
— Contribution to P.F.	1.04	1.10	3.13	3.13	4.18
— Others	2.81	2.81	8.71	8.26	14.79
Visa charges	150.27	133.38	418.73	477.32	617.09
Miscellaneous expenses	427.20	323.25	1,169.73	727.51	1,204.40
	11,761.33	**8,883.37**	**30,736.56**	**27,747.77**	**36,171.60**

SATYAM COMPUTER SERVICES LIMITED

SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT—(Continued)

		Quarter Ended 31.12.2002	Quarter Ended 31.12.2001	Nine Months Ended 31.12.2002	Nine Months Ended 31.12.2001	Year Ended 31.03.2002
				Rs. in Lakhs		
15.	**Financial Expenses**					
	Interest on working capital loans	—	27.53	—	144.91	146.55
	Interest on term loans	—	—	—	351.00	351.00
	Prepayment charges	—	—	—	341.97	341.97
	Other finance charges	19.29	17.75	53.09	93.61	120.01
		19.29	**45.28**	**53.09**	**931.49**	**959.53**

SATYAM COMPUTER SERVICES LIMITED

CASH FLOW STATEMENT
for the quarter and nine months ended December 31, 2002

	Quarter ended 31.12.2002	Quarter ended 31.12.2001	Nine Months Ended 31.12.2002	Nine Months Ended 31.12.2001	Year Ended 31.03.2002
			Rs. in Lakhs		
A. Cash Flows from Operating Activities					
Net Profit before Interest and Tax	12,186.15	12,159.88	36,666.88	39,358.02	51,886.40
Depreciation	3,042.12	3,063.55	9,300.17	8,289.45	11,745.83
Loss/(Profit) on sale of Fixed Assets	12.07	30.56	3.79	42.59	(63.28)
Loss/(Profit) on sale of Long term Investments . . .	—	—	(1,833.55)	—	0.82
(Increase)/Decrease in Sundry Debtors	25.37	(872.89)	(6,169.54)	(2,157.13)	(3,252.52)
(Increase)/Decrease in Loans and Advances	(1,243.44)	643.80	(5,380.33)	(3,266.41)	(3,308.98)
Increase/(Decrease) in Current Liabilities and Other Provisions	1,244.60	(1,216.36)	4,846.03	3,244.51	5,704.97
Income Taxes Paid	(540.26)	(1,385.95)	(1,499.08)	(2,225.17)	(3,274.73)
Exchange differences on translation of foreign currency cash and cash equivalents	573.90	148.01	1,552.37	(1,543.06)	(3,460.71)
Net Cash Flow from Operating Activities . .	**15,300.51**	**12,570.60**	**37,486.74**	**41,742.80**	**55,977.80**
B. Cash Flows from Investing Activities					
Purchase of Fixed Assets	(1,696.27)	(4,660.93)	(2,910.30)	(9,376.01)	(12,408.46)
Purchase of Long term Investments	—	(233.35)	(5.00)	(819.15)	(819.14)
Acquisition of Business	—	—	—	—	(3,325.00)
Proceeds from sale of Fixed Assets	—	—	—	—	214.19
Proceeds from sale of Long term Investment	—	—	1,939.80	—	4.18
Proceeds from sale of Fixed Assets	20.37	26.05	57.69	82.51	—
Received on account of reduction of Share Capital	—	—	—	—	298.62
Long term Deposits with Scheduled Banks	(65,715.87)	—	(65,715.87)	—	—
Interest Income Received	205.50	11.96	426.94	166.25	119.29
Net Cash used for Investing Activities	**(67,186.27)**	**(4,856.27)**	**(66,206.74)**	**(9,946.40)**	**(15,916.32)**
C. Cash Flows from Financing Activities					
Proceeds from issue of Share Capital net of issue expenses	1.37	—	3.45	70,679.84	70,679.84
Proceeds from Secured Loans	146.10	1,044.47	442.86	7,319.48	7,376.32
Repayment of Secured Loans	(114.53)	(2,084.44)	(322.50)	(23,899.71)	(23,990.20)
Financial Expenses Paid	(19.29)	(45.28)	(57.58)	(941.98)	(965.53)
Dividend Paid	(2,516.32)	(1,710.97)	(4,689.96)	(3,080.48)	(3,080.47)
Interest on ADS Deposits	200.45	353.08	556.48	763.71	1,118.04
Net Cash Flow from Financing Activities . .	**(2,302.22)**	**(2,443.14)**	**(4,067.25)**	**50,840.86**	**51,138.00**
D. Exchange differences on translation of foreign currency cash and cash equivalents	**(573.90)**	**(148.01)**	**(1,552.37)**	**1,543.06**	**3,460.71**
Net Increase in Cash and Cash equivalents during the period	(54,761.88)	5,123.18	(34,339.62)	84,180.32	94,660.19
Cash and Cash equivalents at the beginning of the period	129,756.37	94,231.08	109,834.11	15,173.94	15,173.94
Cash and Cash equivalents at the end of the period	**74,994.49**	**99,354.26**	**75,494.49**	**99,354.26**	**109,834.13**

This is the Cash Flow
Statement referred to in our report
of event date.   for and on behalf of the Board of Directors

S. Gopalakrishnan   **B. Ramalinga Raju**   **B. Rama Raju**
Partner   Chairman   Managing Director
for and on behalf of
PriceWaterhouse
Chartered Accountants

                                V. Srinivas   **G. Jayaraman**
                                Director   Vice President (Corp. Affairs)
                                & Sr. Vice President—Finance   & Company Secretary

Place: Secunderabad   Place: Secunderabad
Date: January 23, 2003   Date: January 23, 2003

SATYAM COMPUTER SERVICES LIMITED

RECONCILIATION OF BALANCE SHEET ITEMS WITH CASH FLOW ITEMS

		Quarter ended 31.12.2002	Quarter ended 31.12.2001	Nine Months Ended 31.12.2002	Nine Months Ended 31.12.2001	Year Ended 31.03.2002
				Rs. In Lakhs		
I.	Profit after taxes and extraordinary items as per profit and loss account	11,673.78	11,943.05	34,333.84	37,497.53	44,937.53
	Add: Income tax considered separately	1,321.22	600.00	3,671.22	2,171.11	3,456.11
	Add: Deferred Taxes	(190.32)	(129.49)	(219.98)	(151.25)	57.19
	Add: Financial expenses considered separately	19.29	45.28	53.09	931.49	959.53
	Add: Assets acquired in acquisition charged off	—	—	—	—	115.35
	Add: Employee stock compensation expense	5.55	3.43	15.06	19.72	25.47
	Add: Provision for diminution in value of Investment	—	—	75.18	—	—
	Less: Interest income considered separately	638.99	302.39	1,257.15	1,110.58	1,410.88
	Add: Provision for losses in Subsidiaries	—	—	—	—	4,075.32
	Less: Provision no longer required written back	—	—	—	—	329.22
	Less: Profit on sale of Current Investments considered separately	4.38	—	4.38	—	—
	Net Profit before Interest and Tax as per Cash Flow Statement	**12,186.15**	**12,159.88**	**36,666.88**	**39,358.02**	**51,886.40**
II.	(Increase) / Decrease in sundry debtors as per Balance Sheet	25.37	(872.89)	(6,169.54)	(2,157.13)	(2,039.33)
	Pursuant to acquisition of Software division of SIFY	—	—	—	—	675.96
	Add: Provision for losses in Subsidiaries	—	—	—	—	(1,889.15)
	Balance considered for Cash Flow Statement	**25.37**	**(872.89)**	**(6,169.54)**	**(2,157.13)**	**(3,252.52)**
III.	(Increase) / Decrease in loans and advances as per Balance sheet	(1,232.48)	706.45	(5,410.06)	632.63	1,842.22
	Increase/(Decrease) in interest accrued on deposits considered separately	233.04	(62.65)	273.73	180.62	173.55
	Share application money converted into investments	(244.00)	—	(244.00)	(4,079.66)	(4,079.66)
	Pursuant to acquisition of Software division of SIFY	—	—	—	—	88.54
	Add: Provision for losses in Subsidiaries	—	—	—	—	(1,333.63)
	Balance considered for Cash Flow Statement	**(1,243.44)**	**643.80**	**(5,380.33)**	**(3,266.41)**	**(3,308.98)**
IV.	Increase/(Decrease) in current liabilities and provisions	(490.77)	(3,713.28)	4,840.04	1,810.45	6,780.66
	(Increase)/Decrease in provision for dividend considered separately	2,516.32	1,710.97	2,173.64	1,369.51	(804.13)
	(Increase)/Decrease in provision for taxation considered separately	(780.95)	785.95	(2,172.14)	54.06	(181.38)
	(Increase)/Decrease in interest accrued but not due considered separately	—	—	4.49	10.49	6.00
	Pursuant to acquisition of Software division of SIFY	—	—	—	—	(425.40)
	Provision no longer required written back	—	—	—	—	329.22
	Balance considered for Cash Flow Statement	**1,244.60**	**(1,216.36)**	**4,846.03**	**3,244.51**	**5,704.97**
V.	Increase/(Decrease) in provision for taxation as per Balance Sheet	780.96	(785.95)	2,172.14	(54.06)	181.38
	Less: Provision for income tax	(1,321.22)	(600.00)	(3,671.22)	(2,171.11)	3,456.11
	Balance considered for Cash Flow Statement	**(540.26)**	**(1,385.95)**	**(1,499.08)**	**(2,225.17)**	**(3,274.73)**

SATYAM COMPUTER SERVICES LIMITED

RECONCILIATION OF BALANCE SHEET ITEMS WITH CASH FLOW ITEMS

		Quarter ended 31.12.2002	Quarter ended 31.12.2001	Nine Months Ended 31.12.2002	Nine Months Ended 31.12.2001	Year Ended 31.03.2002
				Rs. In Lakhs		
VI.	Additions to Fixed assets as per Balance Sheet	(1,046.06)	(5,306.67)	(3,121.41)	(12,996.29)	(19,962.54)
	(Increase)/Decrease in capital work in progress	(650.21)	645.74	211.11	3,620.28	4,683.53
	Pursuant to acquisition of Software division of SIFY	—	—	—	—	2,035.22
	Goodwill on acquisition of Software division of SIFY	—	—	—	—	835.33
	Balance considered for Cash Flow Statement	**(1,696.27)**	**(4,660.93)**	**(2,910.30)**	**(9,376.01)**	**(12,408.46)**
VII.	Interest income as per Profit and Loss account	638.99	302.39	1,257.15	1,110.58	1,410.88
	(Increase)/Decrease in interest accrued but not due on Deposits	(233.04)	62.65	(273.73)	(180.62)	(173.55)
	Less: Interest on ADS Deposits considered seperately	(200.45)	(353.08)	(556.48)	(763.71)	(1,118.04)
	Balance considered for Cash Flow Statement	**205.50**	**11.96**	**426.94**	**166.25**	**119.29**
VIII.	(Increase)/Decrease in investments as per Balance Sheet	156.00	(233.35)	(167.57)	(4,898.81)	(3,742.64)
	Proceds from sale of Long term Investment	—	—	(106.25)	—	(4.18)
	Provision for dimunition in value of Investment	—	—	(75.18)	—	—
	Current investments purchased and sold considered seperately	(400.00)	—	100.00	—	—
	Received on account of reduction of Share Capital	—	—	—	—	(298.62)
	Loss on sale of investments	—	—	—	—	(0.82)
	Provision for losses in Subsidiaries	—	—	—	—	(852.54)
	Share application money converted into investments	244.00	—	244.00	4,079.66	4,079.66
	Balance considered for Cash Flow Statement	**—**	**(233.35)**	**(5.00)**	**(819.15)**	**(819.14)**
IX.	Financial expenses as per Profit and Loss account	(19.29)	(45.28)	(53.09)	(931.49)	(959.53)
	Increase/(Decrease) in interest accrued but not due on loans ..	—	—	(4.49)	(10.49)	(6.00)
	Balance considered for Cash Flow Statement	**(19.29)**	**(45.28)**	**(57.58)**	**(941.98)**	**(965.53)**
X.	Increase/(Decrease) in provision for dividend as per Balance Sheet	(2,516.32)	—	(2,173.64)	(1,369.51)	804.14
	Less: Interim dividend	—	1,710.97	2,516.32	1,710.97	3,884.61
	Balance considered for Cash Flow Statement	**(2,516.32)**	**(1,710.97)**	**(4,689.96)**	**(3,080.48)**	**(3,080.47)**
XI.	Increase in Share Capital as per Balance Sheet	0.02	—	0.04	667.00	667.00
	Add: Share Premium	1.35	—	3.41	75,327.81	75,327.81
	Less: ADS Expenses	—	—	—	(5,314.97)	(5,314.97)
	Balance considered for Cash Flow Statement	**1.37**	**—**	**3.45**	**70,679.84**	**70,679.84**
XII.	Cash and Bank Balances as per Balance Sheet	141,114.74	99,354.26	141,114.74	99,354.26	109,834.13
	Add: Current Investments in Mutual Funds considered as cash equivalents	(404.38)	—	95.62	—	—
	Less: Long Term Deposits with Scheduled Banks Considered Separately	(65,715.87)	—	(65,715.87)	—	—
	Balance considered for Cash Flow Statement	**74,994.49**	**99,354.26**	**75,494.49**	**99,354.26**	**109,834.13**

SATYAM COMPUTER SERVICES LIMITED

16. Notes to Accounts

a) Associate Stock Option Plans

i. Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, the Company established its Associate Stock Option Plan (the "ASOP"). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the "Trust"), to administer the ASOP and issued warrants to purchase 65,00,000 equity shares of Rs 2 each in the Company.

In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee's length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company's shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs 2 each of the Company at a price of Rs 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii. Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme "Associate Stock Option Plan-B" (ASOP-B) for which 1,30,00,000 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these warrants.

Accordingly, options (net of cancellations) for a total number of 10,810,623 equity shares of Rs. 2 each were outstanding as of December 31, 2002 (2001-9,805,279).

	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
Options outstanding at the beginning of the period	1,06,43,659	63,60,015	1,01,97,328	57,59,209
Granted during the period	2,14,400	36,75,820	10,83,853	45,67,456
Forfeited during the period	(46,636)	(2,30,556)	(4,68,558)	(5,21,386)
Exercised during the period	(800)	—	(2,000)	—
Outstanding at the end of the period	1,08,10,623	98,05,279	1,08,10,623	98,05,279

iii. Associate Stock Option Plan (ADS)

The Company has established a scheme "Associate Stock Option Plan (ADS)" to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of the Company.

SATYAM COMPUTER SERVICES LIMITED

Under the scheme 25,74,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs.2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,210,425 ADS representing 2,420,850 equity shares of Rs.2 each were outstanding as of December 31, 2002 (2001 – 1,169,425).

	Quarter ended December 31		Nine months ended December 31	
	2002	**2001**	**2002**	**2001**
Options outstanding at the beginning of the period	**12,00,925**	**11,64,900**	**11,69,425**	**—**
Granted during the period	9,500	4,525	73,350	11,69,425
Forfeited during the period	—	—	(32,350)	—
Exercised during the period	—	—	—	—
Outstanding at the end of the period	**12,10,425**	**11,69,425**	**12,10,425**	**11,69,425**

(b) Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

(c) Fixed Assets

Transfer of certain licenses and contracts acquired from the software services division of Satyam Infoway Limited is in the process of being made.

(d) Investment in SIFY Limited

At the Extraordinary General Meeting held on December 9, 2002 Sify's shareholders approved the issue of equity shares to Softbank Asia Infrastructure Limited (SAIF) and Venture Tech Solutions Private Limited (VentureTech). On December 16, 2002, SAIF and VentureTech invested USD 13 Million and USD 3.5 Million respectively. Sify issued equity shares of 75,58,140 to SAIF and 2,03,884 to VentureTech. On a fully diluted basis, SAIF and VentureTech own 21.8% and 5.9% respectively of Sify's equity. Further VentureTech is obligated to purchase an additional 20,34,883 equity shares for a purchase price equal to the Rupee equivalent of USD 3.5 million prior to May 1, 2003. Pursuant to the above, the Company's holding in SIFY Ltd reduced from 52.51% as of March 31, 2002 to 37.15% as at December 9, 2002 and ceased to exist as a subsidiary.

Subsequently Sify Limited has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003.

(e) Investment in Vision Compass Inc., USA

As a part of restructuring measures undertaken by the Company, the operational costs have been reduced substantially and the Company has started making cash profits from the second half of the year ended March 31, 2002. In view of the above and considering the future business potential, the management is of the opinion that the value of the investments by way of equity participation/current assets are not lower than what is stated in the books of accounts.

(f) Maximum Balances held during the period with Non Scheduled Banks

Name of the Bank	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
	Rs. in Lakhs			
Balances held on Current Accounts:				
Citibank NA, Atlanta	—	—	—	0.48
Citibank NA, California	—	—	—	0.47
Citibank NA, Chicago	3.43	3.45	3.50	19.67
Citibank NA, Dubai	102.40	75.21	102.40	86.25
Citibank NA, Hong Kong	48.16	23.95	48.16	23.95
Citibank NA, Kualalumpur	93.50	14.26	93.50	14.26

Name of the Bank	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
	Rs. in Lakhs			
Citibank NA, London	803.76	476.73	803.76	476.73
Citibank NA, New Jersey	—	—	—	0.47
Citibank NA, New York	3.61	—	—	—
Citibank NA, Singapore	237.61	207.93	237.61	254.45
Citbank NA, Seoul	56.48	—	56.48	—
Citibank NA, Sydney	437.46	279.09	438.04	502.59
Dresdner Bank, Saarbruecken	66.85	78.15	161.87	80.16
First Union National Bank, Atlanta	0.27	0.37	0.27	19.61
First Union National Bank, New Jersey	378.35	219.84	536.72	365.31
Hong Kong and Shanghai Banking Corporation, Shangai	8.39	—	19.32	—
Hong Kong and Shanghai Banking Corporation, London	994.08	—	994.08	—
Mitsui Sumitomo Bank, Tokyo	391.25	365.78	607.51	425.47
United Bank, Vienna	1,945.78	2,058.96	3,874.14	2,142.69
Balances held on Deposit Accounts:				
Banque National De Paris, Mauritius	—	2,788.25	1,381.53	9,402.00
Barclays Bank Plc, Mauritius	1,365.13	—	—	—
Hong Kong and Shanghai Banking Corporation, New York	—	2,393.00	—	9,402.00
Citibank NA, New York	189.15	1,387.67	189.27	76,076.06

(g) Segment Reporting

The Company recognizes information technology services as its only primary segment since its operations predominantly consists of providing a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services to its worldwide customers operating in different industries. Accordingly, IT service revenues comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

SATYAM COMPUTER SERVICES LIMITED

Business Segment

Performance of Business Segment is as follows:

	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
	Rs. in Lakhs			
Revenue				
Sales to external customers	52,226.30	43,576.97	148,521.60	127,430.44
Segment result Profit	12,900.22	11,435.09	36,556.55	35,825.70
Interest expense	19.29	45.28	53.09	931.49
Other income	(76.25)	1,023.75	1,281.62	4,623.18
Income taxes	1,130.90	470.51	3,451.24	2,019.86
Net Profit	11,673.78	11,943.05	34,333.84	37,497.53
Other Segment Information				
Capital expenditure	1,696.27	4,660.93	2,910.30	9,376.01
Depreciation	3,042.12	3,063.55	9,300.17	8,289.45
Non-cash expenses other than depreciation	1,419.11	1,301.55	4,321.77	4,002.53

	As at December 31	
	2002	2001
	Rs. in Lakhs	
Segment Assets	111,111.06	1,05,938.52
Investments	14,192.15	15,180.75
Bank Deposits	127,457.78	84,914.83
Other Assets	604.28	325.10
Total assets	**253,365.27**	**2,06,359.20**
Segment Liabilities	22,307.58	14,904.91
Other Liabilities	6,182.36	3,688.09
Total Liabilities	**28,489.94**	**18,593.00**

Geographic Segment

Revenue attributable to location of customers is as follows:

Geographic location	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
	Rs. in Lakhs			
North America	40,193.89	33,521.62	113,439.82	97,593.31
Europe	6,549.92	5,399.47	19,234.81	12,610.20
Japan	1,302.01	696.83	3,404.40	2,680.19
India	492.75	421.92	1,616.65	2,319.75
Rest of the World	3,687.73	3,537.13	10,825.92	12,226.99
Total	**52,226.30**	**43,576.97**	**148,521.60**	**1,27,430.44**

Segment assets based on their location are as follows:

| | Carrying amount of segment assets As at December 31 | | Addition to Segment assets | | | |
| | | | Quarter ended December 31 | | Nine months ended December 31 | |
	2002	2001	2002	2001	2002	2001
			Rs. in Lakhs			
North America	44,598.84	38,421.00	84.98	38.64	227.47	181.19
Europe	8,907.90	5,200.59	6.52	20.03	59.93	25.23
Japan	1,716.54	1,849.84	98.29	83.03	108.03	95.08
India	50,758.11	56,457.44	1,486.26	4,463.62	2,451.71	8,898.38
Rest of the World	5,129.67	4,009.65	20.22	55.61	63.16	176.13
Total	**111,111.06**	**1,05,938.52**	**1,696.27**	**4,660.93**	**2,910.30**	**9,376.01**

(h) Related Party Transactions

The Company has transactions with the following related parties:

Subsidiaries: Sify Limited with its subsidiaries Satyam Institute of e-Business Limited and Satyam Education Services Limited (Ceased to exist as a subsidiary w.e.f December 9, 2002.), Satyam Europe Limited, Satyam Asia Pte Limited, Vision Compass Inc., Satyam Japan KK, Nipuna Services Limited, Satyam Manufacturing Technologies Inc., and Satyam Ideaedge Technologies Private Limited.

Joint Ventures: Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Others: Satyam Associates Trust.

Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Anil Kekre, Joseph Abraham, A.S. Murthy, Bharath D, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, Thiagarajan K, V.Srinivas and G. Jayaraman.

i) Summary of the transactions with the above related parties is as follows:

Transactions with Subsidiaries, Joint Ventures, Associates and others:

| | Transactions for the Quarter ended December 31, 2002 | | | |
	Subsidiaries	JVs	Associates	Others
	Rs. in Lakhs			
Sales	3,427.32	29.29	—	—
Outsourcing	98.83	75.87	—	—
Investments	—	244.00	—	—
Fixed Assets	90.67	—	—	—
Other Services	34.37	358.31	8.75	
Share Application Money/Advances	687.00	—	—	104.00

SATYAM COMPUTER SERVICES LIMITED

	Transactions for the Quarter ended December 31, 2002			
	Subsidiaries	JVs	Associates	Others
	Rs. in Lakhs			
Sales	8,754.58	192.98	—	—
Outsourcing	246.88	229.08	—	—
Investments	5.00	244.00	—	—
Fixed Assets	90.67	—	—	
Other Services	604.08	900.08	8.75	
Share Application Money/Advances	742.00	—	—	104.00

	Balance as on December 31, 2002			
	Subsidiaries	JVs	Associates	Others
	Rs. in Lakhs			
Accounts Receivable	3,573.96	217.09	—	161.40
Payable	2,789.42	251.37	—	171.65
Investments	9,358.09	831.80	—	2,400.63
Share Application Money/Advances	7,578.55	554.95	87.19	104.00

	Transactions for the Quarter ended December 31, 2001			
	Subsidiaries	JVs	Associates	Others
	Rs. in Lakhs			
Sales	3,234.22	60.37	—	—
Outsourcing	1,905.16	—	—	—
Investments	—	233.35	—	—
Fixed Assets	41.39	—	—	—
Other Services	127.62	47.07	—	—

	Transactions for the Nine months ended December 31, 2001			
	Subsidiaries	JVs	Associates	Others
	Rs. in Lakhs			
Sales	8,219.63	289.88	—	—
Outsourcing	3,932.56	—	—	—
Investments	4,058.07	429.30	—	—
Fixed Assets	44.90	—	—	—
Other Services	214.65	177.49	—	—

	Balance as on December 31, 2001			
	Subsidiaries	JVs	Associates	Others
	Rs. in Lakhs			
Accounts Receivable	3,698.72	56.96	—	—
Payable	3,106.32	140.31	—	—
Investments	12,904.88	694.05	—	—
Share Application Money/Advances	8,382.56	214.62	—	8.62

SATYAM COMPUTER SERVICES LIMITED

Transactions with Directors and Key Managerial Personnel

	Transactions				Balance	
	Quarter ended December 31		Nine months ended December 31		As on December 31	
Nature of Transactions	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
			Rs. in Lakhs			
Remuneration/Payable to Directors	12.55	12.61	37.94	37.49	—	—
Remuneration to Key Management Personnel	215.38	114.86	430.16	355.49	—	—

ii) Loans and Advances due from the Key Management Personnel of the Company are disclosed under Schedule No. 8 of the financial statements.

iii) Options granted and outstanding to the Key Management Personnel 13,18,900 {Includes 1,38,000 options granted under ASOP ADS} (2001-13,58,500)

(i) Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Nine months ended December 31	
	2002	**2001**
	Rs. in Lakhs	
Lease rentals (Refer Schedule 14)	2,837.66	2,431.24
Obligations on non-cancelable leases		
Not later than one year	934.46	776.47
Later than one year and not later than five years	2,476.00	2,209.51
Later than five years	387.65	212.20
Total	3,798.11	3,198.18

(j)   Earnings Per Share

Calculation of EPS (Basic and Diluted):

S. No.	Particulars	Equivalent No. of Shares			
		Quarter ended December 31		Nine months ended December 31	
		2002	2001	2002	2001
Basic					
1.	Opening no. of shares	314,541,200	314,540,000	314,540,000	281,190,000
2.	Total Shares outstanding	314,541,457	314,540,000	314,540,598	309,204,000
3.	Profit after Tax (Rs. in Lakhs)	11,673.78	11,943.05	34,333.84	37,497.53
4.	EPS - (Rs. per Equity Share of Rs.2 each)	3.71	3.80	10.92	12.13
Diluted					
5.	Stock options outstanding	750,001	15,279	744,973	5,363
6.	Total shares outstanding (including dilution)	315,291,458	314,555,279	315,285,571	309,209,363
7.	EPS - (Rs. per Equity Share of Rs.2 each)	3.70	3.80	10.89	12.13

(k)   Commitments and Contingencies

i) Bank Guarantees outstanding Rs.1,455.49 Lakhs (2001 – Rs. 336.82 Lakhs).

ii) Contracts pending execution on capital accounts, net of advances, Rs.1,204.37 Lakhs (2001-Rs. 1,036.85 Lakhs)

Other Information

i) The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii) Remuneration to the auditors:

	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
	Rs. in Lakhs			
Statutory Audit	11.25	5.25	33.75	15.75
Other Services	6.25	7.63	14.86	19.28
Out of Pocket Expenses	0.12	1.49	1.27	2.96

iii) Earnings in foreign exchange (on receipt basis):

	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
	Rs. in Lakhs			
Income from software development services and products ..	50,765.92	39,701.78	136,622.77	117,034.50
Interest received on deposits with Banks	307.62	353.08	826.24	860.93

iv) C.I.F. value of imports:

	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
		Rs. in Lakhs		
Capital Goods	439.67	4,319.46	863.64	11,851.22

v) Expenditure in foreign currency (on payment basis):

	Quarter ended December 31		Nine months ended December 31	
	2002	2001	2002	2001
		Rs. in Lakhs		
Travelling Expenses	1,632.50	1,081.21	4,803.02	3,992.55
Expenditure incurred at overseas branches	22,226.91	13,440.34	63,758.27	33,454.98
Others	1,045.89	554.61	3,236.66	2,941.18

(l) *Reclassification:*

Figures for the corresponding period wherever necessary have been regrouped, recast and rearranged to conform to those of the current period.